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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                GoHealth.MD, Inc.
     - ---------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
     - ---------------------------------------------------------------------
                         (Title of class of securities)

                                    379912108
     - ---------------------------------------------------------------------
                                 (CUSIP number)

                                 Michael Morfit
                           MCOM Management Corporation
                          350 Fifth Avenue, Suite 5807
                            New York, New York 10118
    - ---------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               December 28, 1999**

     - ---------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box/ /.

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**       This filing is a voluntary disclosure.
- -------------------------                        -----------------------------
CUSIP No. 379912108                                Page 1 of 4 Pages


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          1     NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
                NOS. OF ABOVE PERSONS (entities only)
                MCOM Management Corporation ("MCOM") -13-3853533
                MCM Stork Fund, L.P. ("MCM")         -13-3955854
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          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)/X/
                      (b)/ /
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          3    SEC USE ONLY
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          4    SOURCE OF FUNDS*
               MCOM - WC & OO                 MCM - OO
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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              / /
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          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               MCOM - Delaware       MCM - Delaware

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   NUMBER OF SHARES              7          SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY        --------------------------------------------------------
         EACH                    8          SHARED VOTING POWER
      REPORTING                             783,000
     PERSON WITH       --------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                       --------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER
                                            783,000

- -----------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  MCOM - 683,000            MCM - 100,000
- -----------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES* / /
- -----------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  MCOM - 14.6%     MCM - 2.1%                 Total - 16.7%
- -----------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*
                  MCOM - CO        MCM - PN
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379912108                13D           Page 2 of 4 Pages


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- -----------------------------------------------------------------------------
Item 1.           Security And Issuer.
                  --------------------

                  This statement relates to the shares ("Shares") of common stock, $.001 par value ("Common Stock"), of GoHealth.MD, Inc. f/k/a Nugget Exploration, Inc. ("Issuer"), a Delaware corporation, having its principal executive offices located at 2051 Springdale Road, Cherry Hill, New Jersey 08003.

Item 2.           Identity and Background.
                  ------------------------

                  (a) Name: MCOM Management Corporation ("MCOM") and MCM Stork Fund, L.P. ("MCM")

                  (b) The principal business addresses of the Reporting Persons is 350 Fifth Avenue, Suite 5807, New York, New York 10118.

                  (c) The present principal business of the Reporting Persons is business and management consulting.

                  (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) MCOM is a Delaware corporation and MCM is a Delaware limited partnership.

Item 3.  Source And Amount Of Funds Or Other Consideration.

                  MCOM acquired 800,000 shares of those described herein in exchange for services and acquired 75,000 shares in exchange for cash.

                  On November 16, 1999, the Company entered into a Management Consulting Agreement ("Agreement") with MCOM whereby MCOM agreed to conduct marketing research in the Internet health industry. MCOM also confers with the Company's management on a daily basis regarding its operation and implementation of its business plan. MCOM is also expected to provide investment relations for the Company by interacting with brokerage firms and investment and acquisition candidates for the Company. In exchange for these services, the Company is required to compensate MCOM as follows: (i) $5,000 per month through October 2000, (ii) 300,000 shares of the Company's common stock and (iii) warrants to purchase 500,000 shares of the Company's common stock, with the first

===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379912108                       13D                 Page 3 of 4 Pages


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100,000 shares exercisable at $1.00 per share and the remaining 400,000 shares exercisable at $2.00 per share. On December 13, 1999, MCOM exercised warrants to purchase 50,000 shares of the Company's common stock and tendered $50,000 constituting the $1.00 warrant exercise price.

                  MCOM bought warrants to purchase 75,000 shares of the Company's common stock for a total cash price of $75,000 on January 10, 2000. On January 10, 2000, MCOM exercised all such warrants and tendered an addition cash price of $75,000 for 75,000 shares. This purchase and exercise of warrants increased MCOM's total ownership of the Company's common stock to 875,000 shares.

                  On December 28, 1999, MCOM gifted 92,000 shares of the Company's common stock to various family members and partners, and 100,000 shares of common stock to MCM, thus reducing its total ownership of the Company's common stock to 683,000 shares.

Item 4.  Purpose Of Transaction.

                  The shares described in Item 3 were issued to MCOM (i) to compensate it for the services rendered and to be rendered to the Company under the Agreement and (ii) in connection with the Company's private placement of warrants.

                  No other plans or proposals exist whereby MCOM would receive any additional shares of the Company's common stock or any other involvement in the Company's affairs.

Item 5.  Interest In Securities Of The Issuer.

                  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the reporting persons may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages. No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable

Item 7.  Material to Be Filed as Exhibits

                  None

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 379912108                         13D                Page 4 of 4 Pages



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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Dated: May 2, 2000

                                     MCOM Management Corporation

                                      /s/ Michael C.O. Morfit
                                     --------------------------------------
                                     Michael C.O. Morfit, President



                                     MCM Stork Fund, L.P.

                                      /s/ Michael C.O. Morfit
                                     --------------------------------------
                                     Michael C.O. Morfit, General Partner